Ken Kannappan
President and
Chief Executive Officer
Tel: (831) 458-7741 w Fax: (831) 429-8095
Email: ken.kannappan@plantronics.com

Barbara Scherer
Vice President – Finance and Administration
and Chief Financial Officer
Tel: (831) 458-4434 w Fax: (831) 426-6098
Email: barbara.scherer@plantronics.com

April 15, 2009

Via EDGAR

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3720

Re: Plantronics, Inc.
           Form 10-K for the Fiscal Year ended March 29, 2008
Filed May 27, 2008
File No. 001-12696

On behalf of Plantronics, Inc. ("we", the "Company" or "Plantronics"), please find our responses to the comments contained in your supplemental comment letter dated April 2, 2009 with respect to the document referenced above.

Form 10-K for the Fiscal Year ended March 29, 2008

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K

Compensation Discussion and Analysis, page 34

Market Reference and Compensation Consultant, page 36

1.
In comment 6, we requested that you disclose in future filings the component companies of the surveys used in benchmarking.  We continue to believe that if you benchmark your compensation against the levels paid by the companies contained in the various surveys you must disclose the identity of the component companies (you can do so in an appendix to the proxy statement).  However, it is not clear how you benchmarked your compensation against compensation of those companies contained in the three cited surveys.  Your CEO’s salary was increased by the same percentage increase as the median increase in the Radford Survey.

However, how did your CEO’s salary compare to the median salary of all other CEOs in that survey?  Why did you not use the other surveys for benchmarking his salary?  Unless you take the median salary for CEOs from each of the three surveys and set your CEOs salary at the same level, it does not appear that you benchmark his salary against salaries paid by the companies in each of the three surveys.  In future filings, clarify whether these surveys are used as general points of comparison for justifying a particular level of compensation or are actually used to set the particular level of compensation.  If the latter, then identify each of the companies used to benchmark that particular element of the executive’s compensation.

Response:

The Compensation Committee of the Board of Directors evaluated the CEO’s total compensation package using all three surveys referenced on page 37 of the Proxy Statement as well as other input from its consultant and ultimately its own judgment.  The Committee believes that compensation must be viewed holistically and therefore evaluates Total Direct Compensation (“TDC”).  TDC is composed of base salary, non-equity cash incentives (which are typically expressed as a percent of base salary) and long term incentives (“LTI”). LTI is typically composed of equity granted in the form of stock options and/or restricted shares of stock. LTI values are also typically a multiple of base salary.  The sum of base and cash incentives is referred to as Total Cash Compensation (“TCC”).  The additional component of compensation in the form of equity-based long term LTI completes the compensation package and is referred to as TDC.

During fiscal 2007, the Committee asked Mercer to conduct a comprehensive re-evaluation of its executive pay programs and to benchmark the pay of each executive in depth.  The process used and the results of that process were described in pages 36 and 37 of the Proxy Statement filed in May 2007.  As that process had been recently completed, the Compensation Committee decided that a higher level review would be sufficient for it to make any needed adjustments to executive compensation in September 2007.  Therefore, the following process was followed to review and adjust, if necessary, each element of the CEO’s TDC:

Base Pay: The three surveys indicated median base pay of $600,000, $620,000 and $629,000.  The Committee also reviewed what the Company was planning, and the basis of those plans, for its employee merit increases.  The Company had reviewed a number of surveys (that report on average percentage increases) and had decided to use 4.5% as the average merit increase pool for all its employees.  The Committee asked Mercer if they felt the 4.5% was a reasonable pool both for employees and for executives, and based on all the information available (detailed reviews of base salaries within the last year, the three  surveys in the Proxy Statement, and its own judgment), Mercer agreed that 4.5% was a reasonable raise pool.  The Committee asked the CEO to use that pool for all executives and also agreed that the CEO’s salary should increase by the average pool amount, i.e. 4.5% to $627,000 which was also very close to the median base salary from the three surveys.

Cash Incentives:  At Plantronics, cash incentives for the CEO and his executive team take the form of a bonus as set forth in the Executive Incentive Plan (“EIP”).  The EIP has a quarterly element (comprising 50% of the total target) and an annual element (making up the other 50% of the total target).  The quarterly element may not pay out more than 100% of the target while the annual portion has a maximum payout of 200%.   Based on the three surveys noted in the Proxy Statement and particularly on the two Mercer surveys, the median bonus target for our CEO, which is 90% of base pay, compared to 90% in the Mercer broad industry survey and to 87% in the Technology-based survey.  Median TCC in each of those two surveys was $1,170,000 and $1,166,000 and was $1,166,000 in the Radford survey.  Based on the above, the Committee left the CEO’s EIP target at 90% of base bringing his TCC at target to $1,191,000, in comparison to the survey average of $1,167,000.

 Long-term Equity Incentives:  The two Mercer surveys indicated that the approximate median value of LTI that should be granted to the CEO in 2007 was $1,000,000. Further, the median LTI as a percent of base salary ranged from 163% to 173%.  Based on this data, management personnel recommended to the Compensation Committee that Mr. Kannappan be awarded $1,000,000 in LTI, which was 167% of his $600,000 base salary.  The Compensation Committee reviewed this recommendation and then granted Mr. Kannappan approximately $1,000,000 in LTI which was split between restricted shares of stock and stock options.

After making these adjustments, (increasing the CEO’s base salary by 4.5% to $627,000, keeping the non-equity cash incentive at 90% of base salary and adding approximately $1,000,000 in LTI) our CEO’s TDC would be approximately $2,191,300 compared to the median CEO TDC in the Mercer broad industry survey of $2,265,000 and to $2,097,000 in the Mercer Technology survey.  The Compensation Committee was comfortable with this conclusion and agreed these adjustments were appropriate and should be made.

Last, please be advised that, in future filings, if the Company uses compensation surveys to set actual compensation levels, the Company will disclose the companies that were used to set the benchmark levels for the appropriate elements of the executive’s compensation.

2.
We note your responses to comments 7 and 8 and are unable to agree.  Explain how the disclosures of quarterly performance goals after the conclusion of the applicable period will cause you competitive harm.  We note that disclosure of such metrics will not occur until the company files its Form 10-K or definitive proxy statement, months after the applicable periods.

Response:

The Company respectfully advises the Staff that it will provide quarterly performance targets with respect to the “Inventory Turns” and “GAAP EPS” items that were set forth in the proposed compensation table in response to your original Comments 7 and 8.  However, for the reasons set forth below, the Company continues to believe that disclosure of the remaining items (“Non-GAAP Operating Income” and “Market Share”) should not be required.

The Company believes that disclosure of performance targets relating to Non-GAAP Operating Income and Market Share could cause substantial harm to its competitive position.  Market Share tends to change slowly and our goals in this regard have tended to be similar from year to year.  By revealing exactly what those specific goals have been for a period which has since ended, a competitor would more readily ascertain our likely goals for the period underway and for future periods.  Once competitors better understand our goals, they are more easily able to put other actions into context and attempt to thwart the effectiveness of our strategies and tactics.  If the Company is required to disclose these performance targets, it would essentially be informing its competitors of its expectations, both for the past fiscal year and in future periods, for certain elements of its business and financial strategies. The disclosure of such performance targets would provide significant visibility into, and allow the Company’s competitors to reach significant conclusions about, its plans and priorities, including: designated plans for growth; allocation of resources; and potential changes in business direction.

In addition, understanding details of product line profitability and other information that have not otherwise been available to our competitors or customers would provide them with information that could be used to our competitive disadvantage and could lead to a decline in the Company’s financial performance in the future.  Examples of these types of inferences, whether true or not, that competitors, vendors and even customers and channel partners might make based upon  such information  could include the following: that the Company is entering a new product area, that the Company is not sufficiently profitable in a certain area and might not be commercially viable in that area, that the Company is significantly profitable in certain areas and that profitability should be “attacked”, that a change in the level of profitability in an area from year to year has happened based on the goal changing, or that what appears to be a change in level of profitability signals a different level of investment from the past, and other inferences all of which would be based on highly incomplete information extrapolated from the targets but which nonetheless could be used to damage the Company’s competitive position.

In addition, the Company’s competitors that are not publicly traded and/or are not publicly traded in the United States have no comparable reporting requirements.  Disclosure of the Company’s performance target levels without a corresponding opportunity to access similar information from its competitors would place the Company at a strategic disadvantage.  Disclosure of historical performance target levels would allow competitors to forecast or extrapolate the Company’s business model to future periods and would place the Company at a competitive disadvantage.

The Company has been providing quarterly guidance with respect to its business outlook, which informs investors of the Company’s expected financial performance. Disclosure after the end of the year of “Non-GAAP Operating Income” targets in an executive’s performance goals may cause confusion in the investment community, since Company-level targets would have already been provided by the Company in its quarterly guidance based on the then most current information available to the Company. We do not believe that such information would add value to an investor’s understanding of our actual performance.  To the extent that such information creates confusion and reduces the transparency of the Company’s financial reporting, it may be harmful to the Company and misleading to its stockholders.

Accordingly, for all of the reasons outlined above and in the Company’s response to prior Comments 7 and 8, the Company strongly reaffirms its belief that disclosure of its performance targets “Non-GAAP Operating Income” and “Market Share” would result in competitive harm to the Company and therefore may be omitted under Instruction 4 to Item 402(b).

We hope our responses fully address the concerns raised in your supplemental comment letter. After you have had the opportunity to review our responses, please do not hesitate to contact the undersigned at (831) 458-7741.  Facsimile transmissions may be sent to the undersigned at (831) 429-8095.

Very truly yours,

/s/ Ken Kannappan
Ken Kannappan
President and
Chief Executive Officer

/s/ Barbara Scherer
Barbara Scherer
Vice President – Finance and Administration
and Chief Financial Officer

cc:  Henry Massey, Esq.
   Katharine Martin, Esq.
   Kevin Healy, PricewaterhouseCoopers LLP